APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Rocky Butte Coffee Roasters

Profit and Loss

January - December 2021

	TOTAL
Income	**$119,896.35**
Cost of Goods Sold	**$44,454.99**
GROSS PROFIT	**$75,441.36**
Expenses	**$57,378.22**
NET OPERATING INCOME	**$18,063.14**
Other Income	**$4.62**
Other Expenses	**$685.80**
NET OTHER INCOME	**$ -681.18**
NET INCOME	**$17,381.96**

Rocky Butte Coffee Roasters

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	$19,740.27
Fixed Assets	$18,631.12
Other Assets	$3,253.00
TOTAL ASSETS	**$41,624.39**
LIABILITIES AND EQUITY	$41,624.39

Rocky Butte Coffee Roasters

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	$18,204.94
INVESTING ACTIVITIES	$ -9,537.85
FINANCING ACTIVITIES	$ -2,913.94
NET CASH INCREASE FOR PERIOD	$5,753.15
Cash at beginning of period	10,571.09
CASH AT END OF PERIOD	$16,324.24

Rocky Butte Coffee Roasters

Profit and Loss
January - December 2022

	TOTAL
Income	$207,897.41
Cost of Goods Sold	$76,683.94
GROSS PROFIT	$131,213.47
Expenses	$116,305.62
NET OPERATING INCOME	$14,907.85
Other Income	$227.37
Other Expenses	$ -4,975.94
NET OTHER INCOME	$5,203.31
NET INCOME	$20,111.16

Rocky Butte Coffee Roasters

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	$42,009.54
Fixed Assets	$5,179.94
Other Assets	$0.00
TOTAL ASSETS	**$47,189.48**
LIABILITIES AND EQUITY	$47,189.48

Rocky Butte Coffee Roasters

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	$ -2,006.34
INVESTING ACTIVITIES	$22,303.07
FINANCING ACTIVITIES	$1,682.03
NET CASH INCREASE FOR PERIOD	$21,978.76
Cash at beginning of period	16,324.24
CASH AT END OF PERIOD	$38,303.00

I, James M. Helms, certify that:

1. The financial statements of Rocky Butte Coffee Roasters included in this Form are true and complete in all material respects; and
2. The tax return information of Rocky Butte Coffee Roasters included in this Form reflects accurately the information reported on the tax return for Rocky Butte Coffee Roasters for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature   _James M. Helms_____

Name: James M. Helms_____

Title: Owner/Manager_____

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